

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 20, 2018

<u>Via Email</u>
Ms. Liu Jia
Chief Financial Officer
Recon Technology, Ltd.
Room 1902, Building C, King Long International Mansion
No. 9 Fulin Road, Beijing 100107
Peoples Republic of China

> **Re:** **Recon Technology, Ltd.**
> **Form 20-F for the Fiscal Year ended June 30, 2017**
> **Filed September 28, 2017**
> **File No. 001-34409**

Dear Ms. Jia:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year ended June 30, 2017</u>

<u>Note 7. Purchase Advances, Net, page F-14</u>

1. We note that your provision to the allowance for doubtful accounts of purchase advances was ¥2,862,230 for the year ended June 30, 2015 and ¥12,368,755 for the year ended June 30, 2016. However, aside from the general references on pages 50 and F-14, we do not see disclosure of any specific details about purchase advances and provisions, such as descriptions of the equipment and projects, difficulties with suppliers, or reassessments of profitability, as would ordinarily accompany disclosure under Item 5.

    Please submit a schedule of the various payments that comprise the balance associated with the allowance at the end of each period, along with the dates those payments were made and a description of the inventory or equipment and the projects contemplated when you placed the orders, including the expected dates for equipment receipt and project completion, and describe any terms established for sequential payments.

Tell us the reasons you later canceled or postponed the orders or otherwise determined that an allowance was necessary, and explain how you assessed the effects of changing relationships with suppliers and needs for equipment on your operations.

Please clarify whether the assets associated with purchase advances as of June 30, 2017 represent future inventory, or relate to equipment being acquired for a specific contract with a third party. Tell us your rationale for the current asset classification, specify the dates your suppliers have agreed to provide such inventory or equipment to you, along with the timeframe that you expect to realize the value in a subsequent sale.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824, John Cannarella, Staff Accountant, at (202) 551-3337 or me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources